SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, January 4, 2019 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s premier domestic airline, announcestoday preliminaryair traffic figures for the month of December, 2018. Comparisons refer to the same period of 2017.

Highlights

|           GOL’s domestic supply (ASK) decreased by 0.5% and demand (RPK) increased by 3.0%. GOL’s domestic load factor was 84.4%, a 2.8 p.p. increase in comparison to December 2017. The volume of departures decreased by 2.2% and seats increased by 2.5% over December 2017.

|           GOL’s international supply (ASK) and demand (RPK) increased by 33.7% and 31.8%, respectively, and international load factor was 76.3%, a decrease of 1.1 p.p. in relation to December 2017.

|           GOL’s total supply (ASK) increased 3.2% due to a 2.5% increase in seats and a 1.8% decrease in departures. GOL’s total demand (RPK) increased by 5.9% in comparison to December 2017 and consolidated load factor was 83.3%.

	Monthly Traffic Figures (¹)			Quarterly Traffic Figures (¹)			Accumulated Traffic Figures (¹)
Operational data *	Dec/18	Dec/17	% Var.	4Q18	4Q17	% Var.	12M18	12M17	% Var.
Total GOL
Departures	23,050	23,465	-1.8%	63,371	64,910	-2.4%	249,980	250,653	-0.3%
Seats (thousand)	4,030	3,930	2.5%	11,066	10,872	1.8%	42,955	41,953	2.4%
ASK (million)	4,683	4,539	3.2%	12,480	12,214	2.2%	48,031	46,695	2.9%
RPK (million)	3,900	3,681	5.9%	10,207	9,896	3.1%	38,387	37,231	3.1%
Load Factor	83.3%	81.1%	2.2 p.p	81.8%	81.0%	0.8 p.p	79.9%	79.7%	0.2 p.p
Pax on board (thousand)	3,307	3,125	5.8%	8,912	8,652	3.0%	33,415	32,507	2.8%
Domestic GOL
Departures	21,646	22,137	-2.2%	59,691	61,262	-2.6%	235,857	236,493	-0.3%
Seats (thousand)	3,788	3,696	2.5%	10,429	10,228	2.0%	40,536	39,449	2.8%
ASK (million)	4,025	4,047	-0.5%	10,876	10,863	0.1%	42,402	41,463	2.3%
RPK (million)	3,398	3,300	3.0%	9,004	8,879	1.4%	34,233	33,250	3.0%
Load Factor	84.4%	81.6%	2.8 p.p	82.8%	81.7%	1.1 p.p	80.7%	80.2%	0.5 p.p
Pax on board (thousand)	3,123	2,945	6.0%	8,434	8,169	3.2%	31,574	30,618	3.1%
International GOL
Departures	1,404	1,328	5.7%	3,680	3,648	0.9%	14,123	14,160	-0.3%
Seats (thousand)	241	234	3.0%	637	644	-1.0%	2,419	2,503	-3.4%
ASK (million)	658	492	33.7%	1,604	1,351	18.8%	5,629	5,232	7.6%
RPK (million)	502	381	31.8%	1,203	1,017	18.2%	4,154	3,981	4.3%
Load Factor	76.3%	77.4%	-1.1 p.p	75.0%	75.3%	-0.3 p.p	73.8%	76.1%	-2.3 p.p
Pax on board (thousand)	184	180	2.5%	478	482	-0.9%	1,841	1,889	-2.6%
On-time Departures	83.5%	90.6%	-7.1 p.p	87.5%	92.5%	-5.0 p.p	91.8%	94.6%	-2.8 p.p
Flight Completion	98.9%	99.0%	-0.1 p.p	98.6%	98.8%	-0.2 p.p	98.5%	98.5%	0.0 p.p
Cargo Ton	10.8	10.5	2.4%	29.8	28.6	4.2%	110.1	102.8	7.1%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

 (1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOLoffers customers more than 700 daily flights to 69 destinations in 10 countries in South America, Caribbean and the United States. GOLLOGis a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILESis one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOLhas a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 133 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOLhas invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.